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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

MSGI SECURITY SOLUTIONS, INC.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

553570 10 2
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(CUSIP Number)

Peter B. Hirshfield, Esq.
Hirshfield Law
1035 Park Avenue, Suite 7B
New York, New York 10028
(646) 827−9362
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2007

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(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box.

⁭

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d−7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons.        Hyundai Syscomm Corp.

  I.R.S. Identification Nos. of above persons (entities only).  20-5391892

2.             Check the Appropriate Box if a Member of a Group (see instructions)

(a) [X]

(b) [  ]

3.            SEC Use Only __________________________________________________________________

4.            Source of Funds (see instructions)          WC and OO

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [  ]

6.            Citizen or Place of Organization    California

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0- 8. Shared Voting Power 865,000 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 865,000

11.         Aggregate Amount Beneficially Owned By Each Person   865,500 shares of Common Stock

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.         Percent of Class Represented by Amount in Row (11)        16.4%*

14.        Type of Reporting Person          CO

*Based on 5,281,537 shares reported as being outstanding on  January 19, 2007 by Issuer's Form 10-QSB for the quarter ended September 30, 2006.

1.     Names of Reporting Persons.        Samuel Lee

         I.R.S. Identification Nos. of above persons (entities only). ______________

2.             Check the Appropriate Box if a Member of a Group (see instructions)

(c) [X]

(d) [  ]

3.            SEC Use Only __________________________________________________________________

4.            Source of Funds (see instructions) AF through Hyundai Syscomm Corp.

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e) [  ]

6.         Citizen or Place of Organization          U.S.A.

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0- 8. Shared Voting Power 865,000 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 865,000

11.         Aggregate Amount Beneficially Owned By Each Person   259,500 shares of Common Stock

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.         Percent of Class Represented by Amount in Row (11)         4.9%

14.        Type of Reporting Person             IN

*Based on 5,281,537 shares reported as being outstanding on January  19, 2007 by Issuer's Form 10-QSB for the quarter ended September 30, 2006.

1.     Names of Reporting Persons.        David Choe

         I.R.S. Identification Nos. of above persons (entities only). ______________

2.             Check the Appropriate Box if a Member of a Group (see instructions)

(e) [X]

(f)  [  ]

3.         SEC Use Only __________________________________________________________________

4.         Source of Funds (see instructions) AF through Hyundai Syscomm Corp.

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e) [  ]

6.         Citizen or Place of Organization          U.S.A.

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0- 8. Shared Voting Power 865,000 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 865,000

11.         Aggregate Amount Beneficially Owned By Each Person    605,500 shares of Common Stock

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.         Percent of Class Represented by Amount in Row (11)        11.5%*

14.        Type of Reporting Person             IN

*Based on 5,281,537 shares reported as being outstanding on January  19, 2007 by Issuer's Form 10-QSB for the quarter ended September 30, 2006.

Item 1.              Security and Issuer

         This Amendment No. 1 to Statement on Schedule 13D (this "Amended and Restated Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of MSGI Security Solutions, Inc., a Nevada corporation (the "Issuer"), and is being jointly filed by Hyundai Syscomm Corp., a California corporation ("Hyundai Syscomm"), and by Hyundai Syscomm's two shareholders, Samuel Lee, Chairman of the Board ("Lee"), and David Choe, President and CEO ("Choe").  Hyundai Syscomm, Lee and Choe are in this Amended and Restated Statement collectively referred to as the "Reporting Persons"). The principal executive offices of the Issuer are located at 575 Madison Avenue, New York, New York 10022.

Item 2.   Identity and Background

⁭         (a)        The names of the Reporting Persons are Hyundai Syscomm Corp., Samuel Lee and David Choe.

⁭         (b)        The business address of the Reporting Persons is 1065 East Hillsdale Boulevard, Suite 247, Foster City, California   94404.

⁭         (c)        The principal business of Hyundai Syscomm is to design, manufacture, supply, market, sell, install and maintain wireless networks and components and security systems throughout the world.  Lee and Choe are business people, are the only shareholders and directors of Hyundai Syscomm.  Lee is the Chairman of the Board and Choe is the President and Chief Executive Officer of Hyundai Syscomm.

⁭         (d)        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

⁭         (e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

⁭         (f)         Hyundai Syscomm in a California corporation.  Lee and Choe are both citizens of the United State of America.

Item 3.     Source and Amount of Funds or Other Consideration

         Pursuant to a Subscription Agreement dated as of October 15, 2006 (the "Subscription Agreement"), between Hyundai Syscomm and the Issuer, Hyundai Syscomm subscribed for and purchased in a privately negotiated transaction an aggregate of 900,000 shares (the "Common Shares") of Common Stock of the Issuer.  Only 865,000 of the Common Shares were issued because that was the maximum number permitted by Nasdaq rule 4350(i).  The remaining 35,000 Common Shares will be issued as soon as permitted by Nasdaq rule 4350(i).  The consideration for the issuance of the Common Shares is Hyundai Syscomm's agreement to pay $500,000 (the "License Fee") to the Issuer for the acquisition of a license (the "License") to use the Issuer's proprietary technology for the encryption and transmission of data across wireless networks and all of the Issuer's intellectual property in connection therewith (the "Licensed Technology") pursuant to a License Agreement dated September 11, 2006 (the "License Agreement").  Hyundai Syscomm used its working capital to pay the License Fee.

         On February 7, 2007 the Issuer issued to Hyundai Syscomm a Warrant (the "Warrant") to purchase a maximum of 24,000,000 shares of common stock of the Issuer ("Warrant Shares") in exchange for a maximum of $80,000,000 in revenues, which may be realized by the Issuer over a maximum period of four years. The vesting of the Warrant will take place quarterly over a four-year period based on 300,000 shares of common stock of the Issuer for every $1 million in revenues realized by the Issuer. The revenue is subject to the sub-contracting agreement between Hyundai and the Issuer dated October 25, 2006 (the "Sub-Contracting Agreement") and as reported on the Issuer's Form 8-K filed on October 31, 2006.  Additionally such Warrant Shares cannot be issued or vested until the majority of the stockholders of the Issuer approve the matters included in the Issuer's Special Meeting of Stockholders as described in the definitive proxy dated January 31, 2007 as filed by the Issuer on Schedule 14A on February 1, 2007.  As of the date of this Amended and Restated Statement, no Warrant Shares have been issued.

Item 4.      Purpose of Transaction

         The Reporting Persons acquired the Common Shares and may hereafter acquire Warrant Shares as a way to benefit from the revenues Hyundai Syscomm will provide to the Issuer.

         Based on a number of factors, including the Reporting Persons' evaluation of the market for the Issuer's shares, the performance of the Issuer under the Sub-Contracting Agreement, general economic and stock market conditions and other investment opportunities, the Reporting Persons may purchase additional securities of the Issuer through open market or privately negotiated transactions with the Issuer or existing shareholders, may dispose of all or a portion of the securities of the Issuer now or hereafter owned by them, may recommend to the Board of Directors of the Issuer that the Issuer consider one or more acquisition or merger candidates for the Issuer, and may recommend to the Board of Directors of the Issuer that the Issuer dispose of or wind up a business or operation that may not be performing up to the remaining operations of the Issuer. Hyundai Syscomm may, in the future, seek representation on the Issuer's Board of Directors and may also seek to expand or change the Issuer's management if it believes that the Issuer is unable to satisfactorily discharge its duties under the Sub-Contracting Agreement.

         Other than as set forth above, or as noted below, the Reporting Persons do not have any plans or proposals that would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)

any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer's business or corporate structure;
(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	any action similar to any of those enumerated above.

         The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

Item 5.      Interest in Securities of the Issuer

(a)   Aggregate Number and Percentage of Common Stock.  The Reporting Persons beneficially own 865,000 shares of the Issuer's Common Stock representing approximately 16.4% of the Issuer's outstanding Common Stock (based on 5,281,537 shares of Common Stock outstanding on January 19, 2007, as reported in the Issuer's Quarterly Report on Form 10−QSB for the fiscal quarter ended September 30, 2006).

(b)   Power to Vote and Dispose. The Reporting Persons share the voting and dispositive power over the shares of Common Stock identified in response to Item 5(a) above.

(c)  Transactions within the Past 60 Days. Hyundai Syscomm acquired the Warrant in a privately negotiated transaction from the Issuer.  The Warrant permits Hyundai Syscomm to acquire up to 24,000,000 Warrant Shares in exchange for the provision of revenues to the Issuer. 300,000 of the Warrant Shares shall vest for each $1,000,000 in revenues recognized by the Issuer pursuant to the Sub-Contracting Agreement.  The exercise price is $.01 per Warrant Share, which may be paid by Hyundai Syscomm in cash or by "cashless exercise" of the Warrant.  A form of the Warrant is filed as Exhibit 4 to this Amended and Restated Statement and is incorporated herein by reference.  All references in this Amended and Restated Statement to the Warrant are subject to the more complete terms of the Warrant incorporated herein by reference.

(d)   Certain Rights of Other Persons. Not applicable.

(e)   Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Effective September 11, 2006, Hyundai Syscomm and the Issuer entered into the License Agreement, pursuant to which, among things, in exchange for the License Fee in the amount of $500,000, the Issuer granted Hyundai Syscomm a paid up source, development and support License for Hyundai Syscomm to use the Issuer's Licensed Technology.  The License is exclusive, including as to the Issuer, in Asia and non-exclusive in the rest of the world.

         Effective October 15, 2006, Hyundai Syscomm and the Issuer entered into the Subscription Agreement, pursuant to which, among other things, Hyundai Syscomm subscribed for 900,000 shares of Common Stock of the Issuer in the name of its nominee, Anyuser.

         As of the date of this Statement, Hyundai Syscomm's nominee, Anyuser, has received only 865,000 shares of Common Stock because a marketplace rule ("Rule 4350(i)") of NASDAQ (the market on which the Issuer's Common Stock traded until October 19, 2006 under the symbol "MSGI") limits to less than 20% the percentage of shares that anyone can acquire without the vote of a majority of the shares outstanding.  As calculated under Rule 4350(i), 865,000 shares was the maximum number of shares that Hyundai Syscomm or Anyuser could acquire based on the number of shares of Common Stock outstanding.  The Issuer has agreed to deliver without additional consideration a stock certificate for an additional 35,000 shares of Common Stock to Anyuser as soon as permitted under Rule 4350(i) (either because of shareholder approval or the issuance of additional shares of Common Stock to others).

         On October 20, 2006, the Issuer's Common Stock was delisted from Nasdaq and began trading in the "pink sheets" under the symbol "MSGI.PK".  On that same date, the Issuer issued a press release stating that it "intends to regain compliance with the minimum stockholders' equity requirement . . . and plans to immediately file an appeal under NASDAQ Marketplace regulations." Based on the Issuer's press release and its filing of such appeal, the Registrants have continued to operate as if Rule 4350(i) were still applicable.

         On February 7, 2007, the Issuer issued and delivered to Hyundai Syscomm the Warrant

Item 7. Material to be filed as Exhibits

Description of Exhibit	Exhibit Number
*License Agreement dated September 11, 2006 between the Issuer and Hyundai Syscomm	1

*Subscription Agreement dated as of October 15, 2006 between the Issuer And Hyundai Syscomm	2

*Joint Filing Agreement dated October 24, 2006	3

Form of Warrant dated February 7, 2007	4

Joint Filing Agreement dated February 9, 2007	5

*Filed with Original Statement on Schedule 13D

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date: February 12, 2007

/s/ Samuel Lee

Samuel Lee, Individually and as

Chairman of the Board of Hyundai Syscomm

/s/ David Choe

David Choe, Individually